Exhibit 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

						For the Six Months
	For the Years Ended December 31,					Ended June 30,
	2011	2012	2013	2014	2015	2015	2016
Income (loss) before taxes	$2,422,530	$770,192	$1,284,377	$1,225,891	$1,210,533	$623,403	$836,031
Less: Equity earnings of affiliate	—	—	—	—	—	—	—
Interest expense (net of amounts capitalized)	552,036	647,298	878,550	834,856	862,231	441,338	383,088
Amortization of capitalized interest (estimate)	8,655	8,655	6,907	3,678	3,030	1,515	1,515
Interest component of rent expense (1)	10,013	9,072	9,973	15,104	15,130	4,233	3,450
Earnings before fixed charges	$2,993,234	$1,435,217	$2,179,807	$2,079,529	$2,090,924	$1,070,489	$1,224,084

Interest expense (net of amounts capitalized)	$552,036	$647,298	$878,550	$834,856	$862,231	$441,338	$383,088
Capitalized interest	—	—	—	—	—	—	—
Interest component of rent expense (1)	10,013	9,072	9,973	15,104	15,130	4,233	3,450
Total fixed charges	$562,049	$656,370	$888,523	$849,960	$877,361	$445,571	$386,538

Ratio of earnings to fixed charges	5.33 x	2.19 x	2.45 x	2.45 x	2.38 x	2.40 x	3.17 x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2011 through December 31, 2012.  The rate applied for the years ended December 31, 2013 through 2015 and for the six months ended June 30, 2015 and 2016 is approximately 6%.